AMENDED STOCK VOTING AGREEMENT

         This Amended Stock Voting Agreement, dated as of May 23, 1997, is entered into by and among Eva H. Posman, as Chapter 1 1 Trustee of Underwriters Financial Group, Inc., a
Colorado corporation ("UFG"), Delta Petroleum Corporation, a Colorado corporation ("Delta"), Roger A. Parker ("Parker') and Aleron H. Larson, Jr. ("Larson").

         WHEREAS, UFG, Delta, Parker and Larson are parties to a Stock Voting Agreement dated December 21, 1992 (the "Prior Stock
Voting Agreement");

         WHEREAS, Parker and Larson are, respectively, the President and the Chairman of the Board of Delta;

         WHEREAS, UFG commenced a voluntary case under Chapter 11 of the United States Bankruptcy Code on December 11, 1995 before the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), and the Trustee was thereafter duly appointed;

         WHEREAS, UFG, Delta and Snyder Oil Corporation have entered into an Agreement (the "3-Party Agreement") dated May 23, 1997, subject to the approval of the Bankruptcy Court, which provides, among other things, for the sale of 888,063 shares of common stock of Delta owned by UFG (the "UFG-Owned Delta Shares");

         WHEREAS, pursuant to the 3-Party Agreement, the Prior
Stock Voting Agreement shall become null and void and shall be superseded in its entirety by this Amended Stock Voting
Agreement;

         NOW, THEREFORE, in consideration of the mutual agreements of the parties hereto, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

         1 . This Amended Stock Voting Agreement shall be subject to the approval by the Bankruptcy Court of the 3-Party Agreement and shall become effective on the Effective Date (as such term is defined in the 3-Party Agreement). On the Effective Date, the Prior Stock Voting Agreement shall be null and void and shall be superseded in its entirety by this Amended Stock
Voting Agreement.

         2. UFG hereby constitutes and appoints Parker and Larson, and each of them, with full power of substitution, for the period commencing on the Effective Date and ending on the earlier of December 31, 2002 or the date on which the SOCO Claim (as EXHIBIT A defined in the 3-Party Agreement) is satisfied in full (the "Termination Date"), to vote the UFG-Owned Delta Shares as the proxy of UFG, at any and all shareholder meetings, regular or special, of the shareholders of Delta, or at any adjournments thereof, which may be held during such period, hereby granting to Parker and Larson (the "Proxies"), and each of them, as UFG's attorney and proxy, all powers UFG would possess if personally present at any such meetings. The proxy granted hereby is expressly acknowledged to be coupled with an interest and shall be irrevocable to the full extent permitted by law until the Termination Date, except to the extent provided for below. The proxy granted hereby revokes any other proxy relative to the UFG- Owned Delta Shares heretofore granted by UFG or any predecessor in interest to UFG.

         3. Until the Termination Date or such earlier time, if any, as to which this Stock Voting Agreement shall terminate in accordance with its terms, the Proxies shall have full and absolute discretion as to the manner in which the UFG-Owned Delta Shares are to be voted as to any matter whatsoever, all without any liability or obligation of any kind to UFG, subject, however, to their obligations as officers and/or directors of Delta pursuant to Section 6 of the 3-Party Agreement.

         4. Nothing contained herein shall be construed to prohibit or preclude the sale, assignment or exchange of all or any part of the UFG-Owned Delta Shares by UFG as contemplated in the 3-Party Agreement. Except as provided in paragraphs 5 and 6 hereof, any UFG-Owned Delta Shares sold, assigned or exchanged by UFG during the term of this Amended Stock Voting Agreement shall remain subject to the voting provisions hereof until the earlier of the Termination Date or 60 months from the date of transfer.

         5. This Amended Stock Voting Agreement shall immediately terminate with respect to any and all UFG-Owned
Shares sold, assigned or exchanged by UFG (or its assigns) prior to the Termination Date:

         a. in any public resale(s) to persons or entities who are not affiliates of UFG; or

         b. in any private sale(s) of blocks of 300,000 shares or less; provided, however, multiple block sales to the same person or entity or group of persons or entities shall be aggregated for purposes hereof; and provided, further, that the purchaser shall not, as a result of such purchases, become the holder of more than 1 0% of the outstanding common stock of Delta.

         6.   Notwithstanding anything else in this Amended Stock
Voting Agreement, upon the request of UFG, Delta shall not unreasonably withhold its agreement to terminate this Amended Stock Voting Agreement with respect to any UFG-Owned
Delta Shares sold in private transactions of blocks in excess of
300.000 shares.

         7. Delta shall have the power and authority, on behalf of itself and the Proxies, to waive any rights granted to the Proxies under this Amended Voting Agreement.

         8.     A counterpart of this Amended Stock Voting
Agreement shall forthwith be deposited with Delta at its principal place of business.

         9. The Bankruptcy Court shall have continuing jurisdiction to enforce this Amended Stock Voting Agreement and to determine any disputes arising hereunder or related hereto, and the parties hereby submit to the jurisdiction of the Bankruptcy Court for those purposes. All matters relating to the interpretation and enforcement of this Amended Stock
Voting Agreement and any controversy arising with respect thereto shall be determined by the Bankruptcy Court in accordance with the bankruptcy laws of the United States, and, to the extent not covered thereby, in accordance with the laws of the State of New York.

         10. Except as expressly provided herein, neither this Amended Stock Voting Agreement, nor any of its rights or benefits or its duties and obligations, shall be assigned by any party to any other person or entity without the prior written consent of the other, which consent shall not unreasonably be withheld. The Agreement shall be binding upon, and inure to the benefit of, any successor in interest to the Trustee.

         11. This Amended Stock Voting Agreement may be signed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document.

         IN WITNESS WHEREOF, this Amended Stock Purchase
Agreement has been executed as of the date first written above.


EVA H. POSMAN, as Chapter 11
Trustee of UNDERWRITERS
FINANCIAL GROUP, INC.

s/Eva H. Posman, as Trustee


DELTA PETROLEUM CORPORATION

By:s/Aleron H. Larson, Jr.
Name: Aleron H. Larson, Jr.
Title: CEO/Chairman


ROGER A. PARKER

s/Roger A. Parker


ALERON H. LARSON, JR.

s/Aleron H. Larson, Jr.